FORM PX14A6G

FEDEX CORP – FDX

Filed:  June 23, 2014

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

FedEx Corp.

2. Name of person(s) relying on exemption:

a.          Trillium Asset Management, LLC

     b.    (i)         Calvert Social Investment Fund, Balanced Portfolio;

(ii)        Calvert Variable Series, Inc., Calvert VP SRI Balanced Portfolio;

(iii)       Calvert Social Investment Fund, Calvert Large Cap Core Portfolio;

(iv)       Calvert Social Index Series, Inc., Calvert Social Index Fund; and

(v)        Calvert Variable Products, Inc., Calvert VP S&P 500 Index Portfolio,

            in each case acting through Calvert Investment Management, Inc.

c.     Mercy Investment Services, Inc.

d.     Boston Common Asset Management, LLC

e.     Oneida Trust Committee

f.      Walden Asset Management

3. Address of person(s) relying on Exemption:

a.       Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

b.      4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

c.       2039 North Geyer Road, Saint Louis , MO 63131

d.      84 State Street, Suite 940, Boston, MA 02109

e.     P.O. Box 365, Oneida, WI 54303

f.      33rd Floor, One Beacon Street, Boston MA 02108

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2014 Annual Meeting.

Shareholder Press Release Regarding the Shareholder Proposal to FedEx Requesting a Response to Reputational Damage from its Association with the Washington D.C. NFL Franchise Team

Shareholders Say Washington DC NFL Team Name Presents Heightened Reputational Risks to Stadium Sponsor FedEx

FedEx Increasingly Embroiled in Ongoing Controversy over “Redskins” Name

June 20, 2014///Bethesda, MD///Investors  filed a shareholder proposal with FedEx Corporation (NYSE:FDX) asking the company to “respond to reputational damage from its association with the Washington D.C. NFL franchise team” and its name controversy.  FedEx possesses the naming rights to the team’s stadium, FedExField, in Landover, MD through 2026.

This announcement adds to the escalating crisis for the Washington D.C. NFL team in the wake of the United States Patent and Trademark Office decision on Wednesday to cancel the team’s trademark, calling the team’s name “disparaging to Native Americans.”

The team name, “Redskins”, is a dehumanizing label that characterizes people by skin color. The term has long-standing hateful and offensive connotations.

The Oneida Trust of the Oneida Tribe of Indians of Wisconsin is the lead filer of the proposal, with Mercy Investment Services, and Calvert Investments serving as co-filers, along with support and assistance from Boston Common Asset Management, Walden Asset Management and Trillium Asset Management.

“As investors, we believe that the FedEx board and management must address the reputational risks linked to its sponsorship of the Washington NFL team franchise.  Each time a game is broadcast or the team name mentioned, the company is perceived as supporting disparaging and racist language, said Jonas D. Kron, Senior Vice President, Director of Shareholder Advocacy at Trillium Asset Management, LLC. “Concern over the team name has grown over the past eighteen months, with heightened calls to change it.”

Two hundred civil rights organizations, including the NAACP and every single national American Indian organization, have condemned the name. Even national voices as disparate as President Obama, U.S. Senator Harry Reid, and Washington Post columnist Charles Krauthammer have weighed in against the team name. Sportswriters and newspapers have also chosen to stop the use of the name. For example, NBC’s Bob Costas of Sunday Night Football, Sports Illustrated’s Peter King and USA Today’s Christine Brennan all publicly concluded the team name is a racial slur.

The Washington, D.C. City Council in November 2013 unanimously approved a resolution condemning the name. In May, 50 U.S. Senators sent letters to NFL Commissioner Roger Goodell urging him to push for a name change as “The NFL can no longer ignore this and perpetuate the use of this name as anything but what it is: a racial slur.”

“As times change, so must our language.  Given the historic and present connotations of the name, turning real people into caricatures and mascots or insulting a portion of our population with an offensive name is no longer acceptable in this day and age," said Reed Montague, Sustainability Analyst at Calvert Investments.  "We strongly encourage FedEx to address and examine its role in perpetuating and supporting such stereotypes.”

With its corporate name on FedExField, the company continues to be associated with the controversial team name. Newspapers and media outlets use FedEx in stories, articles and headlines related to the Washington team.

“There is growing consensus that there is no reason for the team to continue to use a logo with a symbol that is contemptuous and condescending toward Native Americans. FedEx has a responsibility to do more and to respond to the ongoing reputational damage generated by this controversy, reminiscent of Aunt Jemima, black face and other racist uses of African American people and heritage. The issue isn’t going away—nor should it”, said Sister Valerie Heinonen, o.s.u., Mercy Investment Services, Inc.

"We encourage FedEx to fully appreciate the emotional violence that racist stereotypes do to Native youth, including the current disparaging name of the Washington D.C. NFL football organization, said Steven Heim, Managing Director, Boston Common Asset Management, LLC. “We urge FedEx to end its financial ties until the racist name is changed or distance its association with such disparagement.”

Currently, FedEx is seeking to censor its shareholders by asking the U.S. Securities and Exchange Commission for permission to exclude the shareholder proposal from its 2014 proxy statement. FedEx wrongly argues that this is not a significant issue for investors to consider at the company’s annual meeting in September 2014.

About Boston Common Asset Management

Boston Common Asset Management specializes in sustainable and responsible global equity strategies.  It seeks long-term capital appreciation by investing in diversified portfolios of high quality stocks.  Through rigorous analysis of financial, environmental, social, and governance (ESG) factors we identify innovative, attractively valued companies for investment. On behalf of its shareholders, Boston Common urges portfolio companies to improve transparency, accountability, and manage for the long term. The firm manages US, International and Global portfolios for institutions and individuals through separate accounts, commingled and mutual funds.

http://bostoncommonasset.com

About Calvert Investments

Calvert Investments is a leading investment management company using sustainability as a platform to create value for investors. Serving financial advisors and their clients, retirement plans and insurance carriers, and institutional investors, the company offers a broad array of equity, bond, and asset allocation strategies, featuring integrated environmental, social, and governance (ESG) research and corporate engagement. Strategies are available through mutual funds, sub-advisory services, and separate account management. Founded in 1976 and headquartered in Bethesda, Maryland, Calvert Investments had more than $13 billion in assets under management as of April 30, 2014. www.Calvert.com

About Mercy Investment Services

Mercy Investment Services, the socially responsible asset management program for the Sisters of Mercy and its ministries, works for systemic change in the areas of non-violence, racism, environment, concern for women, and immigration.                                              www.mercyinvestmentservices.org

About Trillium Asset Management

Trillium Asset Management, LLC is the oldest investment advisor exclusively focused on sustainable and responsible investing (SRI). With approximately $1.5 billion in assets under management we believe that environmental, social, and governance (ESG) factors play an integral role in the investment process, which can lower portfolio risk and help identify the best-managed companies. For investors seeking ethical and mission-related investing strategies, Trillium is a leader in shareholder advocacy and public policy work. Our goal is to deliver both impact and performance to our private and institutional investors. http://www.trilliuminvest.com

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For more information:

Jonas D. Kron, Trillium Asset Management, LLC jkron@trilliuminvest.com, 503-894-7551

Melinda Lovins, Calvert Investments, Inc., melinda.lovins@calvert.com, 301-657-7089

Sister Valerie Heinonen, o.s.u., Mercy Investment Services, Inc., vheinonen@sistersofmercy.org, 212-674-2542

Steven Heim, Boston Common Asset Management, LLC, sheim@bostoncommonasset.com, 617-785-9527

For questions regarding this shareholder press release, please contact Reed Montague, Calvert Investments, 301.951.4815, reed.montague@calvert.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND), TRILLIUM ASSET MANAGEMENT, LLC (TAM), MERCY INVESTMENT SERVICES, INC. (MIS), OR BOSTON COMMON ASSET MANAGEMENT, LLC (BCAM).  PLEASE DO NOT SEND YOUR PROXY TO CIM, ANY CALVERT FUND, TAM, MIS OR BCAM.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM, CERTAIN CALVERT FUNDS, TAM, MIS AND/OR BCAM.